Filed by United Community Banks, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Progress Financial Corp.
Commission File No.: 001-35095
Date: August 17, 2022
Set forth below is an internal newsletter to employees of Progress Financial Corp. regarding the proposed merger of Progress Financial Corp., with and into United Community Banks, Inc.
Human Resources:
This week, United’s Human Resources team is highlighting some of the more commonly asked questions about leaves of absence:

•Family and Medical Leave (FMLA): Eligible employees are entitled to up to 12 weeks of unpaid leave for a serious health condition or the birth or adoption of a child.
•Jury duty: Full-time employees may take up to two weeks of paid jury duty leave in a one-year period.
•Marriage leave: Full-time employees will be given three consecutive days off with pay after one year of employment.
•Bereavement: Full-time employees may take up to 3 consecutive days of paid bereavement for family.
•Military duty: Full- and part-time employees receive full pay for up to two weeks for military duties.

We ask employees who are initiating any of these leaves to contact their HR Business Partner. For additional details, please refer to the employee handbook.

For specific questions, please email: UnitedTogether_Questions@ucbi.com

Community Banking Team:
Digital Branch
Here at United, we have a team of specialists serving our customers who choose to bank only through our online channels, referred to as Digital Branch 100. Customers can open consumer and business accounts online as well as apply for consumer loans through our Minute Lender portal. Our Digital Customer Service team onboards the deposit accounts, interacting with customers along the way and welcoming them to United!

Filed by United Community Banks, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Progress Financial Corp.
Commission File No.: 001-35095
Date: August 17, 2022

United’s Culture: Who We Are
As co-chair for the very first class of United’s Together for Good Council, I have been honored beyond measure to work with our 19-member team. The council was established to bring together bankers from around the bank footprint who share a common interest and goal of making a difference in their local communities. They serve as ambassadors for the bank, they facilitate opportunities that align with the goals of United’s Foundation, and they create connections across the company between bankers who share a common interest in community service.

Our council members range from co-chair Johnny Chastain, a 28-year United veteran from Blue Ridge, GA to Crystal Glenn, who joined us through the recent Reliant merger in Tennessee. The council has representation from every state across our footprint (and we hope Alabama soon!). Our council members embody community service, philanthropy, selflessness, passion, unparalleled customer service, and, of course, the Golden Rule of Banking.

When I read the Progress story, I was struck that your mission is all about community, passion, and dedication. Your website says Progress is about “being something more than just another bank—something different, better, and truly positive for everyone we serve.” The similarities between our two cultures make me that much more confident in our future partnership.

Just like Progress, United is a special place with a storied history. United employees want exactly what you want—to be “something more than just another bank.” Our Together for Good Council looks forward to celebrating and amplifying all of your community efforts as we move forward—united together—for good.

Welcome to United! I am excited to work alongside each of you.

John Goins
Co-chair, Together for Good Council
Regional President - Western North Carolina

IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS
In connection with the prospective acquisition of Progress, United has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of Progress to be sent to Progress’ shareholders seeking their approval of the merger agreement and merger with United. The registration statement also contains the prospectus of United to register the shares of United common stock to be issued in connection with the Progress acquisition.

INVESTORS AND SHAREHOLDERS OF PROGRESS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS IS A PART OF THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED BY UNITED OR PROGRESS WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT AND THOSE OTHER DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNITED, PROGRESS AND THE MERGER OF PROGRESS AND UNITED.

The registration statement and other documents filed with the SEC may be obtained for free at the SEC’s website (www.sec.gov). You will also be able to obtain these documents, free of charge, from UCBI at the “Investor Relations” section of UCBI’s website at www.ucbi.com, from Progress at the “Investor Relations” section of Progress’ website at www.myprogressbank.com. Copies of the definitive proxy statement/prospectus will also be made available, free of charge, by contacting United Community Banks, Inc., P.O. Box 398, Blairsville, GA 30514, Attn: Jefferson Harralson, Telephone: (864) 240-6208 and Progress Financial Corp., 201 Williams Avenue Huntsville, Alabama 35801, Attn: Dabsey Maxwell, Telephone: (256) 319-3641.

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

PARTICIPANTS IN THE SOLICITATION
Progress and UCBI and certain of their respective directors and executive officers, under the rules of the SEC, may be deemed to be participants in the solicitation of proxies from Progress shareholders in favor of the approval of the Merger. Information about the directors and officers of UCBI and their ownership of UCBI common stock can also be found in UCBI’s definitive proxy statement in connection with its 2022 annual meeting of shareholders, as filed with the SEC on April 6, 2022, and other documents subsequently filed by UCBI with the SEC. Information about the directors and executive officers of Progress and their ownership of Progress capital stock, as well as information regarding the interests of other persons who may be deemed participants in the transaction, may be obtained by reading the proxy statement/prospectus regarding the Merger. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus pertaining to the Merger if and when it becomes available. Free copies of this document may be obtained as described above.